UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☑
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐
Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.
Royal Bank of Canada

(Name of Subject Company)
Not Applicable

(Translation of Subject Company’s Name into English (if applicable))
Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)
Royal Bank of Canada

(Name of Person(s) Furnishing Form)
Common Shares of Royal Bank of Canada

(Title of Class of Subject Securities)
Not Applicable

(CUSIP Number of Class of Securities (if applicable))
Royal Bank of Canada
200 Bay Street, 8th Floor, North Tower
Royal Bank Plaza
Toronto, Ontario M5J 2J5
Attention: General Counsel
Facsimile: (416) 974-5151
with a copy to:
Sullivan & Cromwell LLP
125 Broad St.
New York, New York
10004-2498
Attention: Donald R. Crawshaw
Telephone: 212-558-4000
Facsimile: 212-558-3588

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)
February 22, 2008

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITIES HOLDERS
Item 1. Home Jurisdiction Documents
(a)	The following documents are attached as exhibits to this Form CB:
(1)	Cover letter and election form
(b)	Not applicable.
Item 2. Informational Legends
Included in documents attached as exhibits hereto.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
(1) Not applicable.
(2) Not applicable.
(3) Not applicable.
PART III — CONSENT TO SERVICE OF PROCESS
     Royal Bank of Canada has filed a written irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission on February 22, 2008.
PART IV — SIGNATURES

/s/ Roderick Pennycook
(Signature)
Roderick Pennycook, Executive Vice-President (Name and Title) 3/11/08 (Date)

/s/ Nancy Santini
(Signature)
Nancy Santini, Assistant Corporate Secretary (Name and Title) 3/11/08 (Date)

Exhibit Index

Exhibit Number	Description
(1)	Cover letter and election form

3